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                                                                      Exhibit 99

                               LION BIOSCIENCE AG


            PUBLICATION ON CORPORATE WEB SITE OF LION BIOSCIENCE AG
               WWW.LIONBIOSCIENCE.COM/INVESTORS/DIRECTORS-DEALINGS
          CONCERNING STOCK TRADE OF MEMBER OF LION'S MANAGEMENT BOARD




(S)15a of the German Securities Trading Act (WpHG) requires that transactions in LION securities that are carried out by members of LION's management or supervisory boards, or their family members be disclosed and published without delay for a period of one month.


                              Directors' Dealings:


                         Position/                                      Price in
Date           Name     Relationship   Order   Title    WKN-No.  Units     EUR
--------------------------------------------------------------------------------
               Dr.
            Friedrich
Dec.           von
 18,         Bohlen      CEO LION
2002           und      bioscience      Buy    Shares   504350   92,333   2.54
             Halbach        AG